Exhibit 97.1

Rush Enterprises, Inc. Clawback Policy

As Amended and Restated October 23, 2023

I.    Adoption. This Rush Enterprises, Inc. Clawback Policy (the “Policy”) is hereby adopted by the Board of Directors (the “Board”) of Rush Enterprises, Inc. (the “Company”) on October 23, 2023. This Policy amends and restates the Company’s Clawback Policy dated February 15, 2021 (the “Prior Policy”).

II.    Administration. The Policy will be administered by the non-management members of the Board or a committee thereof, or, if so delegated by the non-management members of the Board, by the Compensation Committee of the Board (as applicable, the “Administrator”). The Administrator shall have full and final authority to make all determinations under the Policy, including without limitation whether the Policy applies and if so, the amount of compensation to be repaid or forfeited by a Covered Individual. All determinations and decisions made by the Administrator pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its subsidiaries, its stockholders and employees.

III.    Definitions. As used in this Policy, the following definitions shall apply:

A.“    Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For purposes of the policy, an Accounting Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (i) application of a change in accounting principles, (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization, (iii) reclassification due to a discontinued operation, (iv) application of a change in reporting entity, such as from a reorganization of entities under common control, or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

B.“    Administrator” has the meaning set forth in Section II hereof.

C.“    Applicable Period” means the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine (9) months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case, regardless of if or when the restated financial statements are filed.

D.“    Board” has the meaning set forth in Section I hereof.

E.“    Code” means the Internal Revenue Code of 1986, as amended.

F.“    Company” has the meaning set forth in Section I hereof.

G.“    Covered Compensation” means any Incentive-Based Compensation granted, vested, or paid to a Covered Individual at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after the Effective Date, (ii) after the person became a Covered Individual, and (iii) at a time that the Company had a class of securities listed on a U.S. national securities exchange. For purposes of the policy, Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting, or payment of the Incentive-Based Compensation occurs after the end of that period.

H.“    Covered Individual” means any Executive Officer and any Other Covered Employee.

I.“    Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested, or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested, or paid to the person had such amount been determined based on the applicable Accounting Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Administrator will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Covered Compensation was granted, vested, or paid and the Administrator shall maintain documentation of such determination and provide such documentation to Nasdaq.

J.“    Exchange Act” has the meaning set forth in Section V.F.

K.“    Executive Officer” means those persons who are designated by the Board as an “officer” of the Company as such term is defined in Rule 16a-1(f) under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.

L.“    Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

M.“    Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, “Incentive-Based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-Based Compensation (including, without limitation, any amounts under any long-term disability, life insurance, or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-Based Compensation, as well as any earnings accrued thereon).

N.“    Nasdaq” has the meaning set forth in Section V.F.

O.“    Other Covered Employee” means any employee of the Company or any subsidiary of the Company who (i) is not an Executive Officer and (ii) is or becomes a participant in the Company’s equity incentive plan (currently the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan) on or after the Effective Date. A person who is or becomes an Other Covered Employee will cease to be an Other Covered Employee on the earlier of (x) the date that is three (3) years after the date such person ceases to be a participant in the Company’s equity incentive plan or (y) the date that is three years following the date that such person ceases to be an employee of the Company or any subsidiary of the Company.

IV.    Coverage. The Policy will apply to all Covered Individuals.

V.    Recoupment Upon Restatement of Financial Statements.

A.    In the event of an Accounting Restatement, any Erroneously Awarded Compensation received by an Executive Officer during the Applicable Period prior to the Accounting Restatement (i) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (ii) that has been paid to an Executive Officer shall be subject to reasonably prompt repayment to the Company. The Administrator must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation received by an Executive Officer, except as provided in Section V.D. below.

B.    If, in the event of an Accounting Restatement, the Administrator determines that an Other Covered Employee’s fraud or intentional misconduct directly related to such Accounting Restatement, then, unless otherwise determined by the Administrator in its discretion, any Erroneously Awarded Compensation received by such Other Covered Employee during the Applicable Period prior to the Accounting Restatement (i) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (ii) that has been paid to the Other Covered Employee shall be subject to reasonably prompt repayment to the Company.

C.    In the event that the Administrator determines that any person shall repay any Erroneously Awarded Compensation pursuant to this Section V, the Administrator shall provide written notice to such person by email or certified mail to the physical address on file with the Company for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Administrator, and the Company shall be entitled to set off the repayment amount against any amount owed to the person by the Company, to require the forfeiture of any award granted by the Company to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including, without limitation, Section 409A of the Code. If the Administrator does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company by wire, cash, or cashier’s check no later than thirty (30) days after receipt of such notice.

D.    Notwithstanding the foregoing, the Administrator may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any Covered Individual if the Administrator determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the Nasdaq); or (ii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code.

E.    Notwithstanding anything in this Section V to the contrary, the Company has no obligation to seek recoupment of amounts that are granted, vested, or earned based solely upon the occurrence or non-occurrence of non-financial events. Such exempt compensation includes, without limitation, base salary; time-vesting awards; compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Administrator, the Board, or a group composed entirely of independent members of the Board; provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure.

F.    The provisions of this Section V applicable to Executive Officers are intended to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Listing Rule 5608 of The Nasdaq Stock Market LLC (“Nasdaq”). This Section V shall be interpreted in a manner that satisfies such requirements and the Policy shall be operated accordingly. If any provision of the Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

VI.    Recoupment Upon Misconduct. If the Administrator determines that any Covered Individual has engaged in embezzlement, fraud, theft or any other financial misconduct, the Administrator may require, to the extent and to the amount determined in the Administrator’s sole discretion: (a) cancellation, rescission or repayment of any Incentive-Based Compensation (whether cash or equity related) granted to, earned by, or paid to the Covered Individual and (b) cancellation or rescission of outstanding equity awards (whether vested or unvested) and repayment of any gains realized on the exercise, settlement or sale of equity awards received by such Covered Individual, in either case, which has been granted or paid to or earned or realized by the Covered Individual at any time during the three-consecutive-year period ending on the date on which such embezzlement, fraud, theft or any other financial misconduct is discovered.

VII.    No Indemnification for Executive Officers. Notwithstanding the terms of any indemnification agreement, insurance policy or contractual arrangement with an Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer (or, for the avoidance of doubt, former Executive Officer) against the loss of any Erroneously Awarded Compensation.

VIII.    Effective Date. This Policy shall be effective as of October [ ], 2023.

IX.    No Limitation on Other Rights. The rights of the Company under the Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company pursuant to the terms of any law, government regulation, or stock exchange listing requirement or any other policy, plan, or agreement of the Company; provided, however, that any amounts recouped under any other policy that would be recoupable under the Policy shall count toward any required recoupment under the Policy and vice versa.

X.    Sarbanes-Oxley. Notwithstanding anything herein to the contrary, the Company’s Chief Executive Officer and Chief Financial Officer remain subject to the recoupment requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“SOX”). If any such recoupment under Section 304 of SOX occurs, the amounts payable by the Chief Executive Officer and Chief Financial Officer under SOX will be offset against any amount owed to the Company under this Policy.

XI.    Full Enforcement. The provisions in the Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of the Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of the Policy shall not affect the validity or enforceability of any other provision of the Policy.

XII.    Prior Policy. The Policy replaces the Prior Policy. Any Performance-Based Incentive Compensation (as defined in the Prior Policy) that is received by a Covered Individual before the Effective Date shall be subject to the terms of the Prior Policy.

XIII.    Incorporation into Plans and Award Agreements. From and after the adoption of this Policy, each award agreement or other document setting forth the terms and conditions of any grant of Incentive Compensation to a Covered Individual shall include a provision incorporating the requirements of the Policy.